NEXT TECHNOLOGY HOLDING INC.

July 19, 2024

Division of Corporation Finance Office of Technology

U.S. Securities and Exchange Commission 100 F Street, NE

Washington, DC 20549

Re:	Next Technology Holding Inc. Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023 File No. 001-41450

Dear Sir/Madam,

We set forth below responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023 (File No. 001-41450) filed on April 15, 2024 and June 21, 2024, respectively. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by our responses.

Form 10-K/A for the Year Ended December 31, 2023

Item 10. Directors, Executive Officers, and Corporate Governance , page 26

1.	We note that one or more of your officers or directors may be located in China and / or Hong Kong. Please revise to include a separate Enforceability section to address the difficulty of bringing actions against these individuals and enforcing judgments against them.

We will file a Form 10-K/A to include such a section.

Item 15. Exhibits, Financial Statements and Schedule, page 34

2.	Please tell us your consideration to file as Exhibit 97 the company’s compensation recovery policy required by the applicable listing standards. Refer to Item 601 of Form 10-K.

We have not granted any incentive-based compensation to current or former executive officers and therefore did not think of the adoption of such a policy. We will adopt a compensation recovery policy and file a Form 10-K/A to include the policy as an Exhibit.

Financial Statements, page F-1

3.	We note that the December 31, 2022 financial statements have been revised to reflect discontinued operations related to WeTrade Information Systems. Please tell us whether the accounting for discontinued operations was audited by your current or prior audit firm and revise the opinion of such firm to properly reflect the audit of such changes.

The accounting for discontinued operations related to WeTrade Information Systems was audited by our current auditor and covered in the audit for fiscal year ended December 31, 2023. The auditor has stated the following in its audit opinion:

“We have audited the accompanying consolidated balance sheets of Next Technology Holding Inc. and subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statements of operations and comprehensive loss, consolidated statement of changes in stockholders’ equity, and consolidated statement of cash flows for the year ended December 31, 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.”

Note 7. Prepayments, page F-14

4.	We note that you paid $12,125,000 for the 40% prepayment of 1000 BTC with the remaining 60% to be settled by the issuance of the company’s shares to an independent third party seller of the BTC. Please tell us the number of shares that you intend to issue and the name or names of the parties that will receive such shares. Describe how you will account for this transaction and whether the issuance of such shares will result in a change of control of the company. Also, revise to discuss any material consequences and implications of such issuance to existing shareholders.

We are still negotiating with the independent third party seller. The stock issue price will likely be the average market price of a five-day period immediately preceding the date of the stock issuance. We do not expect that the stock issuance will result in a change of control event.

General

5.	We note you do not include Item 1.C of Form 10-K with regard to Cybersecurity. Please revise, or advise us as to why you do not provide disclosure as applicable under Item 106 of Regulation S-K.

We will file a Form 10-K/A to include such a section.

Form 10-Q for the Quarterly Period Ending March 31, 2024

General

6.	We note that the December 31, 2023 balance sheet and opening equity balances included in your March 31, 2024 Form 10-Q do not agree to the financial statements included in your Form 10-K/A. Please file an amended Form 10-Q with the correct year-end financial information.

We will file a Form 10-Q/A with the correct year-end financial information.

*****

Thank you for your consideration in reviewing the above responses. If you have any questions or further comments, please contact the undersigned by phone at +852 67966335 or by e-mail at finance@wetrade.technology.

Very truly yours,

/s/ Ken Tsang
Ken Tsang